UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to Rule 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.         )*

OPNEXT, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

68375V 10 5

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68375V 10 5	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS Hitachi, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 29,343,334*
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 29,343,334*
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,343,334*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 45.4%*
12.	TYPE OF REPORTING PERSON (See Instructions) CO

*	Please see notes under Item 4.

CUSIP No. 68375V 10 5	13G	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer

Opnext, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices

1 Christopher Way, Eatontown, New Jersey 07724

Item 2	(a).	Name of Person Filing

Hitachi, Ltd.

Item 2	(b).	Address of Principal Business Office or, If None, Residence

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

Item 2	(c).	Citizenship

Hitachi, Ltd. is a Japan corporation.

Item 2	(d).	Title of Class of Securities

Common Stock, par value $0.01 per share.

Item 2	(e).	CUSIP No.

68375V 10 5

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 68375V 10 5	13G	Page 4 of 5 Pages

Item 4.	Ownership

(a) Amount beneficially owned:

29,343,334.

(b) Percent of class:

45.4%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

29,343,334.

(ii) Shared power to vote or to direct the vote

0.

(iii) Sole power to dispose or to direct the disposition of

29,343,334.

(iv) Shared power to dispose or to direct the disposition of

0.

Note 1: The 29,343,334 shares disclosed in Item 4(a) and (c) include 1,010,000 shares of common stock obtainable within 60 days by the exercise of stock options.

Note 2: The percent of class disclosed in Item 4(b) is as of December 31, 2007. The percent of class has since decreased to 32.2% solely as a result of changes in the aggregate number of shares outstanding.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 68375V 10 5	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 28, 2009

Hitachi, Ltd.

By:	/s/ Toshiaki Kuzuoka
Name:	Toshiaki Kuzuoka
Title:	Vice President and Executive Officer